UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         SHURGARD STORAGE CENTERS, INC.
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                                (Name of Issuer)

                     Class A Common Stock, $0.001 Par Value
       -------------------------------------------------------------------
                         (Title of Class of Securities)

                                    82567D104
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                                 (CUSIP Number)

       David Goldberg, 701 Western Avenue, Glendale, California 91201-2349
                             818/244-8080, ext. 529
       -------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 22, 2000
       -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
  CUSIP No. 82567D104

 1    Name of Reporting Person
      I.R.S. Identification No. of Above Person (Entities Only)
             Public Storage, Inc.
             95-3551121

 2    Check the Appropriate Box if a Member of a Group*
                                         a. [ ]
                                         b. [ ]

 3    SEC Use Only

 4    Source of Funds*
           WC, BK, AF

 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

 6    Citizenship or Place of Organization
             California

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
 WITH
                  7    Sole Voting Power
                         1,859,775

                  8    Shared Voting Power
                         N/A

                  9    Sole Dispositive Power
                         1,859,775

                  10   Shared Dispositive Power
                         N/A

 11   Aggregate Amount Beneficially Owned by Each Reporting Person
          1,859,775

 12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

 13   Percent of Class Represented by Amount in Row (11)
          6.4%

 14   Type of Reporting Person*
          CO

   * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

        This statement on Schedule 13D (the "Statement") relates to the Class A Common Stock, $0.001 par value (the "Shares"), of Shurgard Storage Centers, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 1155 Valley Street, Suite 400, Seattle, Washington 98109.

Item 2. Identity and Background

        This Statement is being filed by Public Storage, Inc. ("PSI").

        PSI is a real estate investment trust ("REIT"), organized as a corporation under the laws of California, that primarily acquires, develops, owns and operates mini-warehouse facilities (through direct ownership, as well as general and limited partnership interests).

        The principal executive offices of PSI are located at 701 Western Avenue, Glendale, California 91201-2349.

        The directors and executive officers of PSI, their employers, addresses and current positions are listed below. Unless otherwise indicated, each person's address is the same as the address of PSI listed above.


Name of Director or                          Employer/Address/Nature
Executive Officer of PSI                     of Business                                       Current Position
------------------------                     -----------------------------------               ----------------

B. Wayne Hughes                              PSI                                               Chairman of the Board and Chief
(Executive Officer and Director)                                                               Executive Officer

Harvey Lenkin                                PSI                                               President
(Executive Officer and Director)

B. Wayne Hughes, Jr.                         PSI                                               Vice President
(Officer and Director)

Carl B. Phelps                               PSI                                               Senior Vice President
(Executive Officer)

John Reyes                                   PSI                                               Senior Vice President and Chief
(Executive Officer)                                                                            Financial Officer

Marvin M. Lotz                               PSI                                               Senior Vice President
(Executive Officer and Director)

David Goldberg                               PSI                                               Senior Vice President and General
(Executive Officer)                                                                            Counsel

A. Timothy Scott                             PSI                                               Senior Vice President and Tax
(Executive Officer)                                                                            Counsel

Obren B. Gerich                              PSI                                               Senior Vice President
(Executive Officer)

David P. Singelyn                            PSI                                               Vice President and Treasurer
(Executive Officer)

Sarah Hass                                   PSI                                               Vice President and Secretary
(Executive Officer)

Robert J. Abernethy                          American Standard                                 President
(Director)                                   Development Company;
                                             Self Storage Management Company
                                             5221 West 102nd Street
                                             Los Angeles, CA 90045

                                             Developer and operator of mini-warehouses

Dann V. Angeloff                             The Angeloff Company                              President
(Director)                                   727 West Seventh Street, Suite 331
                                             Los Angeles, CA  90017

                                             Corporate financial advisory firm

William C. Baker                             Coast Newport Properties                          Chairman of the Board
(Director)                                   4 Civic Plaza, Suite 260
                                             Newport Beach, CA 92660

                                             Real estate brokerage

                                             Meditrust Operating Company                       President
                                             197 First Avenue
                                             Needham, MA 02494-9127

                                             Paired share real estate investment trust

Thomas J. Barrack, Jr.                       Colony Capital, Inc.                              Chairman and Chief Executive Officer
(Director)                                   1999 Avenue of the Stars, Suite 1200
                                             Los Angeles, CA 90067

                                             Real estate investment

Uri P. Harkham                               Jonathan Martin, Inc.                             President
(Director)                                   4890 S. Alameda Street
                                             Vernon, CA 90058

                                             Designer, manufacturer and marketer of
                                             women's clothing

                                             Harkham Properties                                Chairman of the Board
                                             4890 S. Alameda Street
                                             Vernon, CA 90058

                                             Real estate

Daniel C. Staton                             Walnut Capital Partners                           President
(Director)                                   312 Walnut Street, Suite 1151
                                             Cincinnati, OH 45202

                                             Investment and venture capital company

        To the knowledge of PSI, all of the foregoing persons are citizens of the United States except Uri P. Harkham, who is a citizen of Australia.

        During the last five years, neither PSI nor, to the best knowledge of PSI, any executive officer, director or person controlling PSI, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Compensation

        The 1,859,775 Shares acquired by PSI (as of February 22, 2000 and subsequent to that date through March 2, 2000) were purchased for an aggregate purchase price (including commissions) of $44,529,483. All funds used to purchase such Shares were obtained from PSI's working capital, or from borrowings under PSI's Credit Agreement with a bank group led by Wells Fargo Bank as agent and manager, which is referenced under Item 7, Exhibit 1, or from borrowings under PSI's letter agreement with PS Business Parks, L.P., an affiliated partnership, which is referenced under Item 7, Exhibit 2.

Item 4. Purpose of Transaction

        PSI acquired the Shares reported hereby as an attractive investment. PSI intends to review its investment in the Issuer on a continuing basis and may, at any time, consistent with PSI's obligations under the federal securities laws and other limitations, determine to increase or decrease its ownership of Shares through purchases or sales of Shares in the open market or in privately-negotiated transactions. Such determination will depend on various factors, including the Issuer's business prospects, other developments concerning the Issuer, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to PSI regarding its investment in the Issuer. The Issuer's articles of incorporation restrict any person from owning more than 9.8% of the Shares, unless the Issuer's board of directors exempts such person from this limitation.

        From time to time, PSI has initiated discussions with Issuer regarding a possible combination of the operations of the two companies. PSI continues to believe that such a combination could be in the best interests of the shareholders of both companies. PSI may engage in discussions concerning such a transaction or similar or other transactions with representatives of Issuer and/or other shareholders of Issuer. There are no agreements, arrangements or understandings between the Issuer and PSI at this time.

        Except as set forth above, PSI has no present plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, PSI retains its right to modify its plans with respect to the transactions described in this
Item 4, to acquire or dispose of securities of Issuer and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer

        (a) As of February 22, 2000, PSI owned 1,480,475 Shares, which constituted approximately 5.1% of the total number of Shares outstanding. As of March 2, 2000, PSI owned 1,859,775 Shares, which constitute approximately 6.4% of the total number of Shares outstanding.

        As of February 22, 2000 and subsequent to that date through March 2, 2000, Mr. Robert J. Abernethy, a director of PSI, owned 103.968 Shares.

        (b) PSI has the sole power to vote and the sole power to dispose of all of the 1,859,775 Shares owned by it.

        Mr. Abernethy has the sole power to vote and the sole power to dispose of the 103.968 Shares owned by him.

        (c) During the 60-day period ending on February 22, 2000 and subsequent to that date through March 2, 2000, PSI purchased the number of Shares in the transactions, on the transaction dates and at the prices per Share (not including commissions) set forth below:

                      No. of Shares
Transaction Date        Purchased      Price Per Share    Type of Transaction
----------------      -------------    ---------------    -------------------
   2-02-2000               50,700          $22.6250            Open Market
   2-02-2000                  100           22.6875            Open Market
   2-02-2000              349,200           22.3750            Open Market
   2-03-2000                2,300           22.5000            Open Market
   2-03-2000                  100           22.3750            Open Market
   2-04-2000                2,400           22.6250            Open Market
   2-09-2000               39,500           23.0000            Open Market
   2-09-2000                  400           22.6250            Open Market
   2-10-2000               46,200           23.0000            Open Market
   2-10-2000               10,200           22.8750            Open Market
   2-10-2000                4,000           22.8125            Open Market
   2-10-2000                1,200           22.9375            Open Market
   2-11-2000               54,200           23.0000            Open Market
   2-14-2000               20,000           23.0000            Open Market
   2-15-2000              130,000           23.0000            Open Market
   2-22-2000                2,800           22.4375            Open Market
   2-22-2000                1,400           22.5000            Open Market
   2-22-2000                  300           22.8125            Open Market
   2-22-2000                1,200           22.8750            Open Market
   2-22-2000                2,000           22.9375            Open Market
   2-22-2000               32,000           23.0000            Open Market
   2-23-2000               70,100           23.0000            Open Market
   2-24-2000                3,600           22.8750            Open Market
   2-24-2000               13,500           22.9375            Open Market
   2-24-2000               30,000           23.0000            Open Market
   2-25-2000               12,000           22.8750            Open Market
   2-25-2000                7,000           22.9375            Open Market
   2-25-2000               30,700           23.0000            Open Market
   2-28-2000               25,000           23.0000            Open Market
   2-28-2000                4,000           22.9375            Open Market
   2-28-2000               15,800           22.8750            Open Market
   2-29-2000               17,000           23.1875            Open Market
   2-29-2000                9,200           23.1250            Open Market
   3-01-2000               85,700           23.5000            Open Market
   3-02-2000               55,700           23.5000            Open Market


        To the best of PSI's knowledge, except as disclosed herein, PSI does not have beneficial ownership of any Shares as of February 22, 2000 and subsequent to that date through March 2, 2000 and has not engaged in any transaction in any Shares during the 60-day period ending February 22, 2000 and subsequent to that date through March 2, 2000.

        (d) Except as disclosed herein, no other person is known to PSI to have the right to receive or the power to direct receipt of distributions from, or the proceeds for the sale of, the Shares beneficially owned by PSI.

Item 6. Contracts, Arrangements, Understandings or Relationships
        With Respect to Securities of the Issuer

        Except as disclosed herein, to the best knowledge of PSI, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between PSI and any person with respect to any securities of Issuer, including but not limited to, transfer or voting of any of the securities of Issuer, finder's fees, partnerships, joint ventures, other entities, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over securities of Issuer.

Item 7. Material to be Filed as Exhibits

        Exhibit 1 - Second Amended and Restated Credit Agreement by and among PSI, Wells Fargo Bank, National Association, as agent, and the financial institutions party thereto dated as of February 25, 1997. Filed with PSI's Registration Statement No. 333-22665 and incorporated herein by reference.

        Exhibit 2 - Letter agreement between PS Business Parks, L.P. and PSI dated January 4, 2000. Filed herewith.

                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 2, 2000


                                       PUBLIC STORAGE, INC.


                                       By:  /S/ DAVID GOLDBERG
                                           -----------------------------
                                           David Goldberg
                                           Senior Vice President and
                                           General Counsel